Philips CEO Gerard Kleisterlee to update shareholders at 2010 AGM

March 25, 2010

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced that President and Chief Executive Officer Gerard Kleisterlee will give an update at today’s Annual General Meeting of Shareholders (AGM) on the implementation of Philips’ strategy to become the leading company in Health & Well-being and will expand on the strong longer-term prospects of Philips’ much-simplified business portfolio.

Mr. Kleisterlee will also provide an update on how Philips continues to actively manage its financial performance in the current economic environment. “While many of our businesses still have limited visibility on demand for the second half of 2010, I am happy to be able to share with you today that compared to last year, we got off so far to a very good start in terms of business performance. This is due in particular to our Lighting sector and to most emerging markets across all our businesses,” Mr. Kleisterlee said during his presentation.

For more information about Philips’ 2010 AGM, which starts today at 1400 CET at the Okura Hotel in Amsterdam, please visit this site. The AGM can be followed live via audiocast via this link.

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 23 billion in 2009, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.